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Thomas White American Opportunities Fund

All information as of 9/30/06

Fund Objectives & Policies

This Fund seeks to maximize long-term capital growth by primarily investing in mid-size and smaller US companies. The Fund typically combines broad industry diversification and long holding periods in an attempt to produce a portfolio with lower volatility than comparable funds.

Quarterly Commentary

The Fund posted 1.49% return during the third quarter compared to -2.1% and 3.5% for the Russell Midcap and Russell Midcap Value indices, respectively. Year-to-date, the Fund has returned +4.66%.

Large companies were no doubt in favor during the third quarter and their performance handily beat that of their smaller counterparts. The S&P 500 index that represents the largest companies returned +5.7% in the three months ended September 30, 2006 while the Russell 2000 index which consists of smaller companies gained a paltry +0.4%. Not surprisingly, the Russell midcap index finished at 2.1% for the quarter. Due to the weak performance in the third quarter, the Russell Midcap index now trails the S&P 500 index for the year (+7.1% vs. +8.5%).

Bright spots in the Fund included retailers American Eagle Outfitters (+28.8%), Federated Dept. Stores (+18.1%), Claire Stores (+14.3%) and K-Swiss (+12.6%). Financials T. Rowe Price Group (+26.6%) and Kimco Realty (+17.5%) also performed well. American Eagle reported 27% earnings increase as earnings-per-share-hit a record. The company continues to add stores and is launching a new concept Martin + OSA. Federated's earnings also beat Street estimates as it continues to integrate Marshall Fields and May Co. into the fold.

These strong returns helped minimize the decline the energy and commodity stocks delivered during the third quarter. The run-up in the market of the past three years, combined with strong corporate earnings growth has raised overall market expectations. As expectations rise, the greater chance for disappointment exists. After two years of strong performance, Valero Energy declined over 20% during the quarter, despite posting solid earnings during the period. As we stated last quarter, we believe it is important to maintain a diversified portfolio designed to moderate market volatility and its inevitable negative surprises. Our approach is designed to take advantage of these short-term market fluctuations.

Retail (+14.8%), Diversified Financial (+10.0%), Utilities (+9.4%) and Consumer Staples (+6.1%) were the top performing sectors during the quarter. As stated above, Energy (-8.8%) and Metals (-16.5%) underperformed the broader market.

A modest slowdown in global economic growth is expected in the final quarter and first half of next year. The domestic housing market is going through a substantial correction. The debate over how much collateral damage may result as housing continues to weaken and how effective the likely offsets will be is uncertain. The recent dramatic fluctuations in oil and other commodity prices show how difficult it is to successfully forecast short term commodity prices. However, lower oil and gas prices should help boost corporate earnings and consumers' discretionary income and will help prevent regional economies from going into recession. We believe the Federal Reserve will adjust monetary policy accordingly to minimize inflationary growth and prevent a more serious economic slowdown. We maintain a positive outlook on equities.

Please note the fund paid its 2006 dividend on 10/27/06 to shareholders as of record date 10/26/06. The breakdown is a follows: Income Dividend: $0.0655 per share. Long Term Cap Gain: $1.8990 per share. Reinvest price: $15.01.

Fund Facts
Ticker Symbol:	TWAOX
CUSIP:	543917306
Benchmarks:	Russell Midcap Index
Russell Midcap Value Index
Incept Date:	3/4/99
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days
Asset Allocation		Fees & Expenses[4]
Cash	3.09%	Advisory Fee	1.00%
Equities	96.91%	Other Expenses	0.35%
Total	100.00%	Total Expenses	1.35%

Portfolio Weightings

[Chart omitted]

Financials	22.4%
Consumer Discretionary	15.8%
Industrials	10.2%
Utilities	10.0%
Healthcare	9.8%
Technology	9.4%
Energy	7.7%
Consumer Staples	7.0%
Materials	6.9%
Telecom	0.8%

Average Annual Returns1,2 As of 9/30/06

[Chart omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	Inception
American Opportunities Fund	1.5%	4.7%	7.2%	15.6%	13.6%	10.0%
Russell Midcap	2.1%	7.1%	9.6%	18.2%	14.8%	12.8%
Russell Midcap Value	3.5%	10.8%	12.3%	21.2%	16.6%	14.0%
S&P 500	5.7%	8.5%	10.8%	12.3%	7.0%	10.8%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Growth of $10,000 Investment (As of 9/30/06)

[Chart omitted]

Date	TWAOX	Russell Midcap Value	Russell Midcap	S&P 500
Mar 4, 1999	10,000.00	10,000.00	10,000.00	10,000.00
Mar 31, 1999	9,990.00	10,136.21	10,340.76	10,400.09
Apr 30, 1999	10,790.00	11,096.21	11,104.66	10,802.83
May 31, 1999	10,790.00	11,142.54	11,072.81	10,547.74
Jun 30, 1999	11,210.00	11,269.65	11,463.34	11,133.12
Jul 31, 1999	10,900.00	10,987.47	11,148.67	10,785.49
Aug 31, 1999	10,570.00	10,607.76	10,859.92	10,732.13
Sep 30, 1999	10,390.00	10,070.87	10,477.65	10,437.92
Oct 31, 1999	10,730.00	10,368.00	10,974.29	11,098.44
Nov 30, 1999	10,750.00	10,178.27	11,290.35	11,324.05
Dec 31, 1999	11,142.69	10,451.05	12,283.90	11,990.99
Jan 31, 2000	10,451.28	9,826.08	11,876.81	11,388.53
Feb 29, 2000	10,451.28	9,415.35	12,790.14	11,172.95
Mar 31, 2000	11,433.28	10,556.48	13,523.02	12,265.99
Apr 30, 2000	11,363.13	10,598.71	12,883.38	11,896.96
May 31, 2000	11,182.77	10,781.01	12,541.97	11,652.87
Jun 30, 2000	11,142.69	10,378.88	12,913.21	11,940.14
Jul 31, 2000	11,052.50	10,621.74	12,768.07	11,753.47
Aug 31, 2000	11,814.05	11,272.86	13,991.25	12,483.53
Sep 30, 2000	11,463.34	11,381.08	13,791.87	11,824.49
Oct 31, 2000	11,506.44	11,597.32	13,579.48	11,774.49
Nov 30, 2000	11,054.59	11,446.55	12,357.32	10,846.20
Dec 31, 2000	11,727.11	12,455.56	13,297.72	10,899.28
Jan 31, 2001	11,464.41	12,410.72	13,511.81	11,285.98
Feb 28, 2001	11,317.30	12,358.60	12,689.62	10,256.90
Mar 31, 2001	11,096.62	12,016.27	11,902.86	9,607.13
Apr 30, 2001	11,800.67	12,676.56	12,920.55	10,353.70
May 31, 2001	12,178.97	13,036.57	13,160.88	10,423.07
Jun 30, 2001	12,042.36	12,861.88	13,035.85	10,169.38
July 31, 01	12,010.84	12,810.44	12,663.02	10,069.27
Aug 31, 2001	11,779.66	12,576.00	12,176.13	9,438.92
Sep 30, 2001	10,928.49	11,376.88	10,708.30	8,676.71
Oct 31, 2001	11,253.41	11,437.64	11,132.35	8,842.16
Nov 30, 2001	11,907.31	12,238.27	12,065.24	9,520.41
Dec 31, 2001	12,445.19	12,746.16	12,550.26	9,603.81
Jan 31, 2002	12,571.75	12,874.89	12,474.96	9,463.66
Feb 28, 2002	12,708.86	13,083.47	12,342.72	9,281.15
Mar 31, 2002	13,278.39	13,752.56	13,083.29	9,630.21
Apr 30, 2002	13,299.48	13,743.62	12,829.47	9,046.35
May 30, 2002	13,236.20	13,723.00	12,684.50	8,979.70
Jun 30, 2002	12,687.77	13,110.96	11,834.13	8,340.00
Jul 31, 2002	11,654.18	11,827.39	10,679.12	7,689.94
Aug 31, 2002	11,791.29	11,964.59	10,737.85	7,740.43
Sep 30, 2002	10,873.72	10,756.17	9,746.75	6,899.20
Oct 31, 2002	11,139.89	11,098.64	10,239.35	7,506.44
Nov 30, 2002	11,499.24	11,797.30	10,949.96	7,948.26
Dec 31, 2002	11,213.87	11,517.12	10,518.53	7,481.22
Jan 31, 2003	11,097.61	11,198.09	10,306.06	7,285.21
Feb 28, 2003	10,791.11	11,011.08	10,169.55	7,175.94
Mar 31, 2003	10,843.95	11,048.52	10,269.72	7,245.61
Apr 30, 2003	11,562.65	11,888.65	11,015.61	7,842.43
May 31, 2003	12,239.08	12,935.33	12,023.54	8,255.65
Jun 30, 2003	12,471.60	13,025.88	12,145.46	8,361.32
Jul 31, 2003	13,031.77	13,430.98	12,545.65	8,508.74
Aug 31, 2003	13,560.22	13,907.78	13,090.14	8,674.66
Sep 30, 2003	13,359.41	13,799.30	12,926.51	8,582.53
Oct 31, 2003	14,432.82	14,812.58	13,912.80	9,068.04
Nov 30, 2003	14,802.90	15,241.41	14,303.06	9,147.84
Dec 31, 2003	15,088.38	15,899.84	14,732.15	9,627.56
Jan 31, 2004	15,490.17	16,319.59	15,160.85	9,804.27
Feb 29, 2004	15,860.25	16,722.69	15,486.81	9,940.54
Mar 31, 2004	16,082.29	16,750.11	15,489.91	9,790.54
Apr 30, 2004	15,595.91	16,041.58	14,921.43	9,636.83
May 31, 2004	15,627.63	16,452.89	15,291.48	9,769.05
Jun 30, 2004	16,029.42	17,040.26	15,715.05	9,958.96
Jul 31, 2004	15,342.14	16,578.46	15,027.68	9,629.32
Aug 31, 2004	15,511.32	16,844.55	15,092.30	9,668.12
Sep 30, 2004	16,198.60	17,334.73	15,582.80	9,772.83
Oct 31, 2004	16,539.39	17,735.85	16,012.88	9,922.16
Nov 30, 2004	17,644.29	18,934.79	16,988.07	10,323.61
Dec 31, 2004	18,122.70	19,669.46	17,710.91	10,674.92
Jan 31, 2005	17,621.51	19,211.17	17,271.68	10,414.72
Feb 28, 2005	17,917.67	19,881.64	17,806.06	10,633.84
Mar 31, 2005	17,655.68	19,821.99	17,666.29	10,445.52
Apr 30, 2005	17,040.58	19,299.68	17,102.73	10,247.05
May 31, 2005	17,735.42	20,096.76	17,922.64	10,573.11
Jun 30, 2005	18,487.21	20,753.92	18,404.76	10,588.13
Jul 31, 2005	19,341.51	21,742.64	19,374.69	10,982.01
Aug 31, 2005	19,204.82	21,571.98	19,239.06	10,882.07
Sep 30, 2005	19,239.00	21,865.36	19,493.98	10,970.21
Oct 31, 2005	18,552.30	21,196.28	18,908.38	10,787.34
Nov 30, 2005	19,306.97	21,943.45	19,747.91	11,195.53
Dec 31, 2005	19,709.47	22,157.18	19,951.32	11,198.89
Jan 31, 2006	20,376.09	23,117.69	20,976.81	11,495.44
Feb 28, 2006	20,325.78	23,336.15	20,951.64	11,526.59
Mar 31, 2006	20,803.74	23,845.82	21,471.24	11,670.10
Apr 30, 2006	20,828.89	24,073.54	21,621.54	11,826.83
May 31, 2006	20,111.96	23,571.61	20,892.90	11,486.45
Jun 30, 2006	20,325.78	23,713.04	20,916.92	11,502.07
Jul 30, 2006	20,124.53	23,577.87	20,459.89	11,573.04
Aug 30, 2006	20,300.62	24,239.00	20,979.57	11,848.36
Sep 30, 2006	20,627.65	24,549.26	21,359.30	12,153.70

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative returns since inception was 103.3% for the Fund and 137.1% and 109.2% for the Russell Midcap and Russell Midcap Value indices, respectively, and 15.0% for the S&P 500. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 40 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Market Cap Exposure
Large Cap (over $15 billion)	12.81%
Mid Cap ($1.75-$15 billion)	78.11%
Small Cap (under $1.75 billion)	9.08%

Top Ten Holdings
Company	Industry	Weight
Valero Energy Corp	Energy	2.1%
Reynolds American Inc	Consumer Staples	2.1%
CACI Inc Cl. A	Technology	2.0%
Wisconsin Energy Corp	Utilities	2.0%
K-Swiss Inc	Consumer Disc	1.9%
L-3 Communications	Industrials	1.9%
Manpower	Consumer Disc	1.9%
AMB Property Corp	Financials	1.8%
Pride International Inc	Energy	1.7%
Prologis	Financials	1.7%
		19.0%

Risk Information3

[Chart omitted]

	Risk: 5-year Standard Deviation	Reward: 5-year Annualized Return (%)
American Opportunities Fund	11.57%	13.55%
Russell Midcap	17.16%	14.81%
Russell Midcap Value	15.82%	16.63%
S&P 500	15.60%	7.26%

Distributed By

Thomas White Funds Family

440 South LaSalle Street, Suite 3900

Chicago, IL 60605

1-800-811-0535

www.thomaswhite.com

email: info@thomaswhite.com

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which measure the performance of the 1,000 largest US companies based on total market capitalization. The Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth rates. The S&P 500 is 500 widely held U.S stocks weighted by their market values. It is not possible to invest directly in an index. All indices are unmanaged and returns assume the reinvestment of dividends.

3. The above graph displays the American Opportunities Fund's risk/reward profile, when based against the Russell Midcap Index . The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially lower risk than the Russell Midcap Index. The data in the scatterplot graph represents the annualized five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results. Source: Morningstar Direct.

4. The Advisor has agreed to reimburse the American Opportunities Fund to the extent that the Fund's total operating expenses exceed 1.35% of the Fund's average daily net assets during the current fiscal year.

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www.thomaswhitefunds.com

Thomas White International Fund

All information as of 9/30/06

Fund Objectives & Policies

This Fund seeks to maximize long-term capital growth by primarily investing in countries outside of the US. The Fund typically combines broad country and industry diversification in an attempt to produce a portfolio with lower volatility than comparable funds.

Quarterly Commentary

Strong performance in Hong Kong based China Mobile (+24.0%) and China Life Insurance (+22.5%) helped minimize the decline the energy and commodity stocks delivered during the third quarter. The run-up in the market of the past three years, combined with strong corporate earnings growth has raised overall market expectations. As expectations rise, the greater chance for disappointment exists. As we stated last quarter, we believe it is important to maintain a diversified portfolio designed to moderate market volatility and its inevitable negative surprises. Our approach is designed to take advantage of these short-term market fluctuations.

The European region returned over 7% during the quarter. The portfolio benefited from the announced merger of Banca Intesa (+12.5%) with Italian counterpart Bank San Paolo IMI (+19.5%). Significant capital continues to exists in private equity funds and corporations alike. Corporate transactions involving divestures, spin-offs or mergers will continue as companies seek to take advantage of this demand. Akzo Nobel (+14.3%) continues to focus and rationalize its businesses. The company is laying plans to divest its pharma business to focus on its paint and coatings businesses. Double digit quarterly profit growth, 40% and 27%, at Veolia Environment (+16.9%) and Julius Baer Holding (+15.2%), respectively, supported their market advance.

Our goal remains to focus on stock selection within each of these regions as opposed to making short-term macroeconomic bets. The Fund is underweight in Europe relative to the benchmark which detracted from the total return. But, this was offset by strong selection within the region as well as in each of the other markets. Communications (+15.6%), Insurance (+12.4%) and Utilities (+8.3%) were the top performing sectors. Energy (-2.7%) and Metals (-3.1%) underperformed the broader market.

A modest slowdown in global economic growth is expected in the final quarter and first half of next year. The recent dramatic fluctuations in oil and other commodity prices show how difficult it is to successfully forecast short term commodity prices. However, lower oil and gas prices should help boost corporate earnings and consumers' discretionary income and will help prevent regional economies from going into recession. We believe finance authorities will adjust monetary policy accordingly to prevent a more serious economic slowdown. We maintain a positive outlook on equities and believe global stocks continue to offer higher long-term earning growth potential compared to other asset classes.

Please note the fund paid its 2006 dividend on 10/27/06 to shareholders as of record date 10/26/06. The breakdown is a follows: Income Dividend: $0.1843 per share. Long Term Cap Gain: $1.0699 per share. Reinvest price: $18.06.

Thank you for your confidence in Thomas White International, Ltd.

Fund Facts
Ticker Symbol:	TWWDX
CUSIP:	543917108
Benchmark:	MSCI All-Country World ex US
Incept Date:	6/28/94
Minimum Initial Investment:	Non-Retirement Plan $2,500
Retirement Plan $1,000
Redemption Fee:	2% within first 60 calendar days
Asset Allocation		Fees & Expenses4
Cash	3.03%	Advisory Fee	1.00%
Equities	96.97%	Other Expenses	0.50%
Total	100.00%	Total Expenses	1.50%

Country Allocation

[Chart omitted]

Continental Europe	37.8%
Japan	22.6%
Emerging Markets	19.6%
United Kingdom	9.0%
North America	5.9%
Hong Kong & Singapore	4.2%
Australia & NZ	1.0%

Average Annual Returns1,2 As of 9/30/06

[Chart omitted]

	3rd Qtr	YTD	1-YR	3-YRS	5-YRS	10-YRS	Inception
International Fund	4.0%	17.0%	23.9%	27.1%	18.1%	10.3%	10.7%
MSCI All-Country World ex US	3.9%	13.9%	18.9%	23.4%	15.9%	7.4%	8.1%

Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Please call 1-800-811-0535 to obtain performance data as of the most recent month-end.

Growth of $10,000 Investment (As of 9/30/06)

[Chart omitted]

Date	TWWDX	MSCI All-Country World ex US
Jun 28, 1994	10,000.00	10,000.00
Jun 30, 1994	10,010.00	10,000.00
Jul 31, 1994	10,440.00	10,184.41
Aug 31, 1994	10,690.00	10,533.15
Sep 30, 1994	10,380.00	10,312.33
Oct 31, 1994	10,500.00	10,556.50
Nov 30, 1994	10,130.00	10,054.01
Dec 31, 1994	10,067.11	10,041.90
Jan 31, 1995	9,966.24	9,557.29
Feb 28, 1995	10,258.77	9,504.36
Mar 31, 1995	10,531.13	10,034.01
Apr 30, 1995	10,803.48	10,391.20
May 31, 1995	11,035.49	10,335.09
Jun 30, 1995	11,106.10	10,191.36
Jul 31, 1995	11,549.94	10,746.69
Aug 31, 1995	11,388.55	10,364.35
Sep 30, 1995	11,570.12	10,555.72
Oct 31, 1995	11,408.72	10,275.30
Nov 30, 1995	11,620.55	10,490.30
Dec 31, 1995	11,982.92	10,898.89
Jan 31, 1996	12,357.39	11,020.46
Feb 29, 1996	12,432.28	11,022.23
Mar 31, 1996	12,507.17	11,236.46
Apr 30, 1996	12,838.84	11,635.98
May 31, 1996	12,913.74	11,441.56
Jun 30, 1996	12,903.04	11,509.02
Jul 31, 1996	12,475.08	11,114.33
Aug 31, 1996	12,710.46	11,177.92
Sep 30, 1996	13,020.73	11,452.80
Oct 31, 1996	13,191.91	11,334.58
Nov 30, 1996	13,898.05	11,764.65
Dec 31, 1996	13,960.43	11,623.00
Jan 31, 1997	14,018.17	11,409.13
Feb 28, 1997	14,145.19	11,618.15
Mar 31, 1997	13,937.34	11,594.33
Apr 30, 1997	14,052.81	11,692.19
May 31, 1997	14,907.30	12,414.77
Jun 30, 1997	15,357.63	13,099.44
Jul 31, 1997	15,946.53	13,364.05
Aug 31, 1997	15,115.14	12,312.97
Sep 30, 1997	16,073.55	12,979.10
Oct 31, 1997	15,276.80	11,874.58
Nov 30, 1997	15,426.92	11,725.67
Dec 31, 1997	15,594.27	11,860.52
Jan 31, 1998	15,838.69	12,215.14
Feb 28, 1998	16,853.05	13,029.89
Mar 31, 1998	17,794.09	13,480.73
Apr 30, 1998	17,745.20	13,577.12
May 31, 1998	17,598.55	13,331.37
Jun 30, 1998	17,610.77	13,280.71
Jul 31, 1998	17,720.76	13,406.88
Aug 31, 1998	15,398.73	11,516.51
Sep 30, 1998	15,435.39	11,273.05
Oct 31, 1998	16,596.41	12,453.90
Nov 30, 1998	17,415.23	13,123.17
Dec 31, 1998	18,173.73	13,575.92
Jan 31, 1999	18,213.18	13,560.58
Feb 28, 1999	17,779.22	13,256.83
Mar 31, 1999	18,029.08	13,897.13
Apr 30, 1999	18,883.85	14,591.99
May 31, 1999	18,200.68	13,906.16
Jun 30, 1999	19,001.03	14,545.85
Jul 31, 1999	19,297.46	14,887.67
Aug 31, 1999	19,312.28	14,939.78
Sep 30, 1999	19,030.67	15,041.37
Oct 31, 1999	19,712.46	15,600.91
Nov 30, 1999	20,927.81	16,224.95
Dec 31, 1999	22,955.30	17,772.81
Jan 31, 2000	21,250.23	16,807.74
Feb 29, 2000	22,244.86	17,261.55
Mar 31, 2000	22,465.88	17,910.59
Apr 30, 2000	21,266.02	16,911.18
May 31, 2000	20,966.05	16,478.25
Jun 30, 2000	21,708.08	17,180.22
Jul 31, 2000	20,918.69	16,501.60
Aug 31, 2000	20,902.90	16,706.22
Sep 30, 2000	19,924.07	15,779.03
Oct 31, 2000	19,458.89	15,277.26
Nov 30, 2000	18,896.31	14,591.31
Dec 31, 2000	19,591.27	15,090.33
Jan 31, 2001	19,624.36	15,316.68
Feb 28, 2001	18,449.54	14,103.60
Mar 31, 2001	17,009.98	13,106.48
Apr 30, 2001	18,135.16	13,997.72
May 31, 2001	17,804.22	13,611.38
Jun 30, 2001	17,539.48	13,088.71
July 31, 01	17,208.54	12,798.14
Aug 31, 2001	16,910.70	12,480.74
Sep 30, 2001	15,173.30	11,156.54
Oct 31, 2001	15,443.99	11,468.92
Nov 30, 2001	15,977.12	11,993.05
Dec 31, 2001	16,310.32	12,147.04
Jan 31, 2002	15,727.22	11,627.15
Feb 28, 2002	16,010.44	11,710.86
Mar 31, 2002	17,110.01	12,346.76
Apr 30, 2002	17,326.60	12,427.01
May 30, 2002	17,826.40	12,562.47
Jun 30, 2002	17,026.71	12,019.77
Jul 31, 2002	15,360.69	10,848.44
Aug 31, 2002	15,693.90	10,848.99
Sep 30, 2002	14,027.88	9,698.99
Oct 31, 2002	14,474.09	10,218.86
Nov 30, 2002	14,910.67	10,710.69
Dec 31, 2002	14,457.30	10,364.74
Jan 31, 2003	13,987.14	10,000.94
Feb 28, 2003	13,416.24	9,797.92
Mar 31, 2003	13,164.37	9,607.84
Apr 30, 2003	14,457.30	10,534.03
May 31, 2003	15,313.66	11,205.05
Jun 30, 2003	15,683.06	11,515.43
Jul 31, 2003	16,035.68	11,821.74
Aug 31, 2003	16,606.59	12,174.03
Sep 30, 2003	16,975.99	12,515.51
Oct 31, 2003	17,915.26	13,326.77
Nov 30, 2003	18,391.19	13,617.42
Dec 31, 2003	19,699.99	14,657.11
Jan 31, 2004	20,175.91	14,892.51
Feb 29, 2004	20,583.85	15,271.07
Mar 31, 2004	20,753.83	15,364.99
Apr 30, 2004	19,920.95	14,887.45
May 31, 2004	19,835.97	14,934.49
Jun 30, 2004	20,396.88	15,258.27
Jul 31, 2004	19,818.97	14,813.64
Aug 31, 2004	19,971.95	14,932.30
Sep 30, 2004	20,532.86	15,412.38
Oct 31, 2004	21,180.64	15,948.42
Nov 30, 2004	22,763.60	17,055.40
Dec 31, 2004	23,727.13	17,787.76
Jan 31, 2005	23,469.04	17,481.45
Feb 28, 2005	24,983.18	18,343.64
Mar 31, 2005	24,191.70	17,845.97
Apr 30, 2005	23,555.07	17,405.89
May 31, 2005	23,709.93	17,515.03
Jun 30, 2005	24,294.93	17,844.66
Jul 31, 2005	25,499.36	18,503.13
Aug 31, 2005	26,583.34	18,976.62
Sep 30, 2005	28,114.68	19,955.44
Oct 31, 2005	27,168.28	19,229.06
Nov 30, 2005	28,234.80	19,875.54
Dec 31, 2005	29,787.81	20,831.75
Jan 31, 2006	32,482.18	22,284.14
Feb 28, 2006	32,500.89	22,219.74
Mar 31, 2006	33,754.53	22,865.22
Apr 30, 2006	35,775.31	24,044.15
May 31, 2006	33,791.95	22,935.72
Jun 30, 2006	33,511.28	22,912.78
Jul 30, 2006	33,754.53	23,147.18
Aug 30, 2006	34,690.07	23,803.17
Sep 30, 2006	34,839.76	23,818.64

The above chart presents performance in terms of an initial $10,000 investment in the Fund, assuming all dividends reinvested, and various benchmarks. The cumulative returns since inception was 235.1% for the Fund and 129.1% for the index. The MSCI Index includes gross dividends. Investors cannot invest directly in the index, although they can invest in its composite securities. During the periods shown, the Fund's manager reimbursed certain Fund expenses, absent which performance would have been lower. The performance data and graph do not reflect the deduction of taxes that a shareholder would pay on dividends, capital gain distributions or redemption of fund shares. Performance data is based upon past performance, which is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

Risk Information3
	Risk: 5- year Standard Deviation	Reward: 5-year Annualized Return (%)
International Fund	14.32%	18.09%
MSCI AC World Free	16.24%	11.37%
MSCI All-Country World ex USA	17.83%	16.38%
MSCI EAFE	17.66%	14.70%

Portfolio Manager

[Picture omitted]

Thomas S. White, Jr.

o Fund manager since inception

o Founded firm in 1992; 40 years of investing experience

o Formerly a Managing Director at Morgan Stanley Asset Management

o B.A., Economics, Duke University

Market Cap Exposure
Large Cap (over $15 billion)	59.81%
Mid Cap ($1.75-$15 billion)	35.98%
Small Cap (under $1.75 billion)	4.20%

Sector Allocation
Financials	29.1%
Consumer Discretionary	13.9%
Materials	10.8%
Energy	9.4%
Healthcare	6.3%
Industrials	6.1%
Technology	7.4%
Telecom	5.9%
Consumer Staples	5.7%
Utilities	5.4%

Top Ten Holdings
Company	Country	Industry	Weight
Samsung Electronics	Korea	Technology	2.5%
Sumitomo Mitsui Fin'l	Japan	Financials	2.1%
Repsol YPF SA	Spain	Energy	2.1%
Canon	Japan	Technology	1.8%
China Mobile HK Ltd.	Hong Kong	Telecom	1.8%
Fresenius AG	Germany	Healthcare	1.5%
Assur Gen. de France	France	Financials	1.4%
Julius Baer Holding AG	Switzerland	Financials	1.4%
Societe Generale	France	Financials	1.4%
Sanofi-Aventis	France	Healthcare	1.4%
			17.4%

Distributed By

Thomas White Funds Family

440 South LaSalle Street, Suite 3900

Chicago, IL 60605

1-800-811-0535

www.thomaswhite.com

email: info@thomaswhite.com

1. Total return includes reinvestment of dividends and capital gains and reflects fee waivers/reimbursements, in the absence of which total returns would have been lower. Investing in international markets may involve additional risks, such as social and political instability, market illiquidity, exchange-rate fluctuations, a high level of volatility and limited regulation. You should consider the investment objectives, risks, charges and expenses of the Fund before investing. For a prospectus containing this and other information, please call 1-800-811-0535 or visit the Fund's website at www.thomaswhitefunds.com.

2. The MSCI All-Country World ex US Index is a free float-adjusted market capitalization-weighted index of 47 countries, which includes developed and emerging markets. The index is unmanaged and returns assume the reinvestment of dividends. It is not possible to invest directly in an index.

3. The above graph displays the International Fund's risk/reward profile, when based against the MSCI All-Country World ex US Index. The Fund falls into a quadrant that represents a return pattern that has potentially high reward with potentially higher risk than the MSCI All-Country World ex US Index. The data in the scatter plot graph represents the average five year performance and standard deviation, which is a measure of volatility. No measure of risk is necessarily more accurate or reliable than another and the data presented is not intended to be a prediction of future results.

4. The Advisor has agreed to reimburse the International Fund to the extent that the Fund's total operating expenses exceed 1.50% of the Fund's average daily net assets during the current fiscal year.